Execution Copy – Management Version

LOCK-UP AGREEMENT

December 5, 2007

TO:	THE PERSONS EXECUTING AN ACCEPTANCE ATTACHED HERETO
(each such person, a "Seller" and collectively, the "Sellers")

Northern Peru Copper Corp.

In connection with a support agreement dated the date hereof, (the "Support Agreement"), China Minmetals Non-Ferrous Metals Co. Ltd. and Jiangxi Copper Company Limited, each a corporation existing under the laws of the People's Republic of China (together, the "Offeror"), proposes to make an offer (the "Offer") to acquire all of the issued and outstanding Shares of Northern Peru Copper Corp. (the "Company") together with all of the Shares issued upon the exercise of Options.  Capitalized terms used in this lock-up agreement (this "Lock-Up  Agreement") and not otherwise defined herein that are defined in the Support Agreement shall have the respective meanings ascribed thereto in the Support Agreement, as it may be amended from time to time.

This Lock-Up Agreement sets out the terms and conditions of the several and not joint agreements of each Seller: (i) to support the Offer; (ii) to deposit or cause to be deposited under, and not withdraw or cause to be withdrawn from, the Offer all of the Shares currently beneficially owned or controlled by such Seller, as listed immediately below the signature of such Seller evidencing such Seller's acceptance of this Lock-Up Agreement (the "Acceptance"); (iii) in the case of each Seller holding outstanding Options (each, an "Optionholder" and collectively, the "Optionholders"), to conditionally exercise in accordance with the procedures set forth in the Support Agreement the Options currently owned by such Optionholder, as listed immediately below such Seller's Acceptance, for Shares (the Shares acquired upon the exercise of Options and the Bonus Shares (if any) issued to a Seller, collectively referred to as "Subsequently Acquired Shares") and to deposit or cause to be deposited such Subsequently Acquired Shares under the Offer (such Shares referred to in (ii) above and such Subsequently Acquired Shares are hereinafter collectively referred to as the "Subject Shares"); and (iv) to comply with the restrictions, obligations and covenants of a Seller set forth herein.

ARTICLE 1
THE OFFER

1.1                      Not later than the Latest Mailing Date, Offeror shall mail the Offer in accordance with the terms of the Support Agreement.  Except as provided in the Support Agreement, the conditions to the making of the Offer are for the sole benefit of Offeror and any of such conditions may be waived by Offeror in whole or in part in its sole discretion at any time.  Subject to the satisfaction or waiver of the conditions of the Offer, Offeror shall within the time periods required by Applicable Laws take up and pay for the Shares deposited under the Offer.

1.2                      Each Seller acknowledges and agrees that Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that Offeror shall not, without the prior written consent of the Company, take any action set out in section 1.1(c) of the Support Agreement.

ARTICLE 2
COVENANTS OF THE SELLERS

2.1                      Each Seller hereby agrees, from the date hereof until the earlier of:  (i) the termination of this Lock-Up Agreement pursuant to Article 6; and (ii) the Effective Time, except in accordance with the terms of this Lock-Up Agreement, not to:

(a)
acquire direct or indirect beneficial ownership or control of any additional Shares or Options or obtain or enter into any right to do so, with the exception of any Shares acquired pursuant to the exercise of Options as contemplated by Section 3.2 hereof and any Bonus Shares listed immediately below such Seller's Acceptance;

(b)
option, sell, assign, transfer, alienate, dispose of, gift, grant, pledge, create or permit an Encumbrance on, grant a security interest in or otherwise convey any Options or Subject Shares or any right or interest in either, or agree to do any of the foregoing except pursuant to the Offer or pursuant to Section 2.5;

(c)
grant or agree to grant any proxy or other right to the Subject Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(d)
in any manner, directly or indirectly, including through any Representative, solicit, initiate, or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any Acquisition Proposal, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to an Acquisition Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an Acquisition Proposal;

(e)
solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell Shares or act in concert or jointly with any other person for the purpose of acquiring Shares for the purpose of affecting the control of the Company;

(f)	deposit or cause to be deposited such Seller's Subject Shares under any Acquisition Proposal nor support any Acquisition Proposal in any manner whatsoever;

(g)
except as required by applicable Laws, prior to the public announcement by Offeror of its intention to make the Offer, directly or indirectly, disclose to any person (other than the Company and its financial and legal advisors) the existence of this Lock-Up Agreement or the terms and conditions of this Lock-Up Agreement, or the possibility of Offeror making the Offer or any terms or conditions or other information concerning the Offer;

(h)
take any action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Support Agreement; and

(i)	take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing provisions of this Section 2.1.

2.2                      Each Seller hereby agrees, from the date hereof until the earlier of: (i) the termination of this Lock-Up Agreement pursuant to Article 6; and (ii) the Effective Time, except in accordance with the terms of this Lock-Up Agreement, to:

(a)
immediately cease, cause its Representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than the Offeror or any Representative of the Offeror) with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(b)	promptly notify Offeror, at first orally and then in writing, of all Acquisition Proposals currently under consideration or of which the Seller is aware;

(c)
promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify Offeror, at first orally and then in writing of:  (i) any proposal, inquiry, offer or request, or any amendment to any of the foregoing (each, a "Third Party Inquiry") that the Seller receives or of which the Seller becomes aware that relates to, constitutes or could lead to an Acquisition Proposal; or (ii) any request that the Seller receives for discussions or negotiations relating to an Acquisition Proposal or any request for information relating to the Company or its Subsidiaries or any of their mineral properties or contractual or legal rights or for access to properties, books and records or a list of Shareholders.  Such notice to Offeror shall include a description of the terms and conditions of, and the identity of the person making, any Third Party Inquiry and shall include copies of such Third Party Inquiry and any other written correspondence related to such Third Party Inquiry.  The Seller shall also provide such other details of the Third Party Inquiry as Offeror may reasonably request.  The Seller shall keep Offeror promptly and fully informed of the status, including any change to the material terms, of any Third Party Inquiry, and will respond promptly to all inquiries by Offeror with respect thereto; and

(d)
exercise the voting rights attaching to the Subject Shares and otherwise use the Seller's commercially reasonable efforts in the Seller's capacity as a Shareholder to oppose any proposed action by the Company or its Subsidiaries, the Shareholders or any other person (A) in respect of any Acquisition Proposal involving the Company or its Subsidiaries, (B) which may in any manner adversely affect, by delay or otherwise, the take-up of and payment for the Subject Shares deposited under the Offer or the successful completion of the Offer, including without limitation, any amendment to the memorandum or articles, constating documents or corporate structure of the Company, or (C) which would reasonably be expected to result in a Material Adverse Effect.  In connection therewith, the Seller hereby appoints Offeror as the Seller's attorney in fact (which appointment is unconditional, irrevocable (subject to Article 6), and is coupled with an interest) for and on such Seller's behalf to execute a proxy appointing a person designated by Offeror to attend and act on behalf of the Seller at any meeting of Shareholders and to execute one or more Shareholder consents or other Shareholder approval documents in respect of any of the matters referred to in this Section 2.2(d).  Offeror shall advise the Seller upon executing any proxies or Shareholder consents or other Shareholder approval documents in respect of the Subject Shares held by the Seller.

2.3                      Each Seller covenants to co-operate with Offeror in making all requisite regulatory filings.

2.4                      Nothing in this Article 2 shall prevent a Seller who is a member of the board of directors of the Company or is a senior officer of the Company from engaging, in such Seller's capacity as a director or senior officer of the Company, in discussions or negotiations with a person in response to an unsolicited bona fide Acquisition Proposal made in writing to the board of directors of the Company by such person (which Acquisition Proposal did not result from a breach of this Lock-Up Agreement or the Support Agreement) in circumstances where the Company is permitted by section 3.3(a) of the Support Agreement to engage in such discussions or negotiations.  For greater certainty, each Seller acknowledges that this Section 2.4 shall not affect such Seller's obligation to deposit or cause to be deposited (and, except as permitted by this Lock-Up Agreement, not withdraw or cause to be withdrawn) the Subject Shares under the Offer in accordance with the terms and conditions of this Lock-Up Agreement.

2.5       (a)           Upon prior written notice to the Offeror prior to the 15th calendar day after the mailing of the Offer, a Seller may transfer any of its Subject Shares:

(i)
as a bona fide gift or gifts, provided that prior to such transfer the donee or donees agrees to be bound by the terms and conditions of this Agreement and delivers an executed counterpart of this Agreement prior to such transfer as if it were an original party hereto;

(ii)
to any trust for the direct or indirect benefit of the undersigned or immediate family of the undersigned, provided that prior to such transfer the trustees of the trust agree to be bound by the terms and conditions of this Agreement and delivers an executed counterpart of this Agreement prior to such transfer as if it were an original party hereto; or

(iii)
to any affiliate, provided that prior to such transfer the affiliate agrees to be bound by the terms and conditions of this Agreement and deliver an executed counterpart of this Agreement prior to such transfer as if it were an original party hereto.

(b)           No transfers pursuant to this Section 2.5 shall relieve Offeror or such Seller, as applicable, of its obligations hereunder.

(c)           For purposes of this agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin and "affiliate" shall have the meaning attributed to it under the Business Corporations Act (British Columbia).

ARTICLE 3
AGREEMENT TO TENDER

3.1                      This Lock-Up Agreement when signed and delivered by a Seller will constitute the agreement of such Seller, among other things, to accept the Offer and validly deposit or cause to be deposited and cause all acts and things to be done to deposit under the Offer, and not withdraw or cause to be withdrawn from the Offer, all of the Shares currently beneficially owned or controlled by such Seller, together with any Bonus Shares issuable to such Seller, and, in any event, not less than the aggregate number of Shares and Bonus Shares set forth immediately below such Seller's Acceptance, together with a duly completed and executed letter of transmittal (or other appropriate instrument) (a "Transmittal"), on the terms and conditions set out herein.

3.2                      This Lock-Up Agreement when signed and delivered by an Optionholder will constitute the agreement of such Optionholder, among other things, to conditionally exercise (as contemplated by section 1.5 of the Support Agreement) all of the Options currently owned by such Optionholder and, in any event, not less than the number of Options set forth immediately below such Optionholder's Acceptance and to accept the Offer and validly deposit or cause to be deposited under the Offer and not withdraw or cause to be withdrawn from the Offer all of the Subsequently Acquired Shares issued upon such exercise of Options, together with a duly completed and executed Transmittal, on the terms and conditions set out herein or as otherwise contemplated by section 1.5 of the Support Agreement.

3.3                      Each Seller agrees that if Offeror makes the Offer in compliance with Section 1.1 and Section 1.2, such Seller shall deposit or cause to be deposited with the depository under the Offer (a) within 20 calendar days of the mailing of the Offer, all of the Subject Shares then outstanding (and such Seller shall ensure that all of such Subject Shares have become registered in the name of the Seller prior to such deposit), and (b) no later than three business days prior to the first scheduled expiry time of the Offer, all such documents as may be necessary or desirable to deposit or cause to be deposited all of the Subsequently Acquired Shares (including those to be acquired pursuant to the conditional exercise of Options), in each case in accordance with the terms of the Offer or as otherwise contemplated by section 1.5 of the Support Agreement, and thereafter, except as may be permitted by this Lock-Up Agreement or unless this Lock-Up Agreement is terminated in accordance with Article 6, such Seller shall continue to support the Offer and shall not withdraw or take any action to withdraw any of such Seller's Subject Shares deposited under the Offer including, without limitation, withdrawing or revoking a Transmittal (notwithstanding any statutory rights or other rights under the terms of the Offer or otherwise which such Seller might have and whether or not a Superior Proposal is made or exists or the Company recommends or fails to recommend or withdraws, modifies or qualifies its recommendation of the Offer).

3.4                      For greater certainty, for the purposes of this Lock-Up Agreement, the term "Subject Shares" shall refer to all the Shares which the Sellers are required to deposit or cause to be deposited under the Offer pursuant to the terms of this Lock-Up Agreement and shall include all shares or other securities into or for which the Subject Shares may be converted, exchanged or otherwise changed pursuant to any reorganization, merger, amalgamation or other transaction involving the Company prior to the acquisition of the Subject Shares by Offeror, and shall also include any and all distributions of cash, securities or other property made on the Subject Shares on or after the date hereof, if any.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1                      Each Seller by its acceptance hereof represents and warrants as follows and acknowledges that Offeror is relying upon such representations and warranties in connection with entering into this Lock-Up Agreement, making the Offer and purchasing the Subject Shares:

(a)
such Seller is the beneficial owner of or controls all of the Shares and/or  Options and is entitled to receive all of the Bonus Shares set forth immediately below such Seller's Acceptance and, except as set forth immediately below such Seller's Acceptance, such Seller is the registered owner of such Shares and/or Options and will be the registered owner of such Bonus Shares upon their issuance prior to the Expiry Time;

(b)
(i) the only securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by such Seller are those listed immediately below such Seller's Acceptance, and (ii) other than any Options or Bonus Shares listed immediately below such Seller's Acceptance and Shares issuable on the exercise of such Options, such Seller does not own, directly or indirectly, or control any convertible securities and has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Seller or transfer to such Seller of additional securities of the Company;

(c)
such Seller has the sole right to sell and vote all the Subject Shares now beneficially owned or controlled, and will have the right to sell and vote all the Subject Shares hereafter acquired by such Seller (subject to any conditions on Shares issued upon the conditional exercise of Options in accordance with Section 3.2);

(d)
all the Subject Shares held by such Seller will, at the time at which Offeror takes up and pays for such Subject Shares, be beneficially owned by such Seller with good and marketable title thereto, free and clear of any and all Encumbrances and are and will at such time be issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

(e)
such Seller has no agreement, option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from such Seller of any of the Subject Shares owned by such Seller or any interest therein or right thereto, except pursuant to this Lock-Up Agreement;

(f)
such Seller has no voting trust, pooling agreement, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or pooling agreement, or other agreement or arrangement affecting the Subject Shares or the ability of such Seller to exercise all ownership rights thereto, including the voting of the Subject Shares;

(g)
there are no legal proceedings in progress before any public body, court or authority or, to the knowledge of such Seller, pending or threatened against such Seller that would adversely affect in any manner the ability of such Seller to enter into this Lock-Up Agreement and to perform its obligations hereunder or the title of such Seller to any of the Subject Shares and there is no judgment, decree or order against such Seller that would adversely affect in any manner the ability of such Seller to enter into this Lock-Up Agreement and to perform its obligations hereunder or the title of such Seller to any of the Subject Shares;

(h)	if such Seller is a corporation, such Seller is validly existing under the laws of its jurisdiction of incorporation;

(i)
the execution and delivery by such Seller of this Lock-Up Agreement, the authorization of this Lock-Up Agreement by such Seller, and the performance by such Seller of its obligations under this Lock-Up Agreement, (i) do not require any authorization to be obtained by such Seller (other than such authorizations as have been obtained by such Seller on or before the date hereof), and (ii) will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (A) any applicable Laws, (B) any note, bond, mortgage, indenture, contract or agreement to which such Seller is party or by which such Seller or its assets is bound, (C) any judgment, decree, order or award of any Governmental Authority having jurisdiction over such Seller; or (D) if such Seller is a corporation, the constating documents, by-laws or resolutions of the board of directors or shareholders thereof; and

(j)	this Lock-Up Agreement has been duly executed and delivered by such Seller and constitutes a legal, valid and binding obligation of such Seller, enforceable against such

Seller in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity.

4.2                   Each Offeror represents and warrants as follows and acknowledges that each Seller is relying upon such representations and warranties in connection with entering into this Lock-Up Agreement and the sale to Offeror of the Subject Shares:

(a)
Offeror is a corporation validly existing under the laws of the People's Republic of China and Offeror has the requisite corporate power and authority to execute and deliver this Lock-Up Agreement, to make the Offer and to perform its obligations hereunder and under the Support Agreement;

(b)
this Lock-Up Agreement has been duly executed and delivered by Offeror and constitutes a legal, valid and binding obligation of Offeror, enforceable against Offeror in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and general principles of equity; and

(c)
neither the execution and delivery by Offeror of this Lock-Up Agreement or the Support Agreement, nor the performance by Offeror of its obligations under this Lock-Up Agreement or the Support Agreement shall result in the breach or violation of, or constitute a default under, or conflict with any provision of: (i) the constating documents, by-laws or resolutions of the board of directors (or any committee thereof) of Offeror, or (ii) any Laws to which Offeror is subject or by which Offeror is bound, except where such breach or violation would not materially adversely affect Offeror’s ability to perform its obligations under this Lock-Up Agreement or the Support Agreement.

ARTICLE 5
ALTERNATIVE TRANSACTION

5.1                      Each Seller irrevocably covenants in favour of Offeror that if (i) Offeror determines, acting reasonably, that it is necessary or desirable to proceed with an alternative transaction (including an amalgamation or a plan of arrangement including Offeror or any affiliate thereof) (the "Alternative Transaction") and (ii) the Company supports the completion of such Alternative Transaction, each Seller shall support the completion of such Alternative Transaction in the same manner as the Offer, including using all reasonable efforts to facilitate the successful completion of such Alternative Transaction.

5.2                      If an Alternative Transaction involves a meeting or meetings of securityholders of the Company, each Seller irrevocably covenants in favour of Offeror to vote or cause to be voted and cause all acts and things to be done to vote all of the Subject Shares in favour of any matters necessary or ancillary to the completion of the transactions contemplated by such Alternative Transaction.

5.3                      In the event of any proposed Alternative Transaction, any reference in this Lock-Up Agreement to the Offer shall refer to the Alternative Transaction to the extent applicable, all terms, covenants, representations and warranties of this Lock-Up Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction, and all references to the expiry time of the Offer, including the Expiry Time, herein shall refer to the date of closing of the transactions contemplated by the Alternative Transaction.

ARTICLE 6
TERMINATION

6.1                      This Lock-Up Agreement may be terminated by notice in writing in respect of a Seller:

(a)	at any time by mutual consent of Offeror and such Seller;

(b)	by such Seller if:

(i)
Offeror has not complied in any material respect with its covenants contained in this Lock-Up Agreement or if any representation or warranty of Offeror herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Offer and is not curable or, if curable, is not cured by the earlier of the date which is 5 days from the date of written notice of such breach and the business day prior to the Expiry Time;

(ii)	Offeror modifies or waives any term or condition of the Offer in a manner contrary to Section 1.2 of this Lock-Up Agreement; or

(iii)
the Offer has been made and the Offeror has not (for any reason other than the failure of the Seller to deposit its Shares for purchase) taken up and paid for all Shares deposited under the Offer in accordance with Applicable Law,

(iv)
a Superior Proposal is made and (a) the Support Agreement is terminated in accordance with its terms, and (b) if a Non-Completion Event has occurred under the terms of the Support Agreement, the Non-Completion Payment shall have first been paid.

provided that at the time of such termination pursuant to this Section 6.1(b) by such Seller, such Seller is not in default in the performance of its obligations under this Lock-Up Agreement;

(c)	by Offeror if:

(i)
any Seller has not complied in any material respect with its covenants contained herein (following written notice to the applicable Seller of such non-compliance and provided such default is not rectified by the earlier of the date that is 5 days from the date of such notice and the business day prior to the Expiry Time) or if any representation or warranty of any Seller under this Lock-Up Agreement is untrue or incorrect in any material respect;

(ii)	any of the conditions of the Offer is not satisfied at the Expiry Time and Offeror elects not to waive such condition; or

(iii)	the Support Agreement is terminated for any reason,

provided that at the time of such termination pursuant to this Section 6.1(c) by Offeror, Offeror is not in material default in the performance of its obligations under this Lock-Up Agreement;

(d)
no termination pursuant to this Section 6.1 shall prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder and any termination pursuant to Section 6.1(b) shall only be effective with respect to such terminating Seller; and

(e)	upon termination of this Lock-Up Agreement in accordance with this Section 6.1, such Seller shall be entitled to withdraw any of such Seller's Shares deposited under the Offer.

ARTICLE 7
GENERAL

7.1                      In this Lock-Up Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Lock-Up Agreement and not to any particular Section of or Schedule to this Lock-Up Agreement;

(b)	references to an "Article" or a "Section" are references to an Article or a Section of this Lock-Up Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the terms "person" and "business day" shall have the meanings ascribed thereto in the Support Agreement;

(e)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

(f)	wherever the term "includes" or "including" is used, it shall be deemed to mean "includes, without limitation" or "including, without limitation", respectively.

7.2                      The parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Lock-Up Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

7.3                      This Lock-Up Agreement shall become effective in respect of each Seller upon execution and delivery thereof by such Seller.

7.4                      This Lock-Up Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Lock-Up Agreement to produce more than one counterpart.

7.5                      Subject to the terms and conditions of this Lock-Up Agreement, each Seller agrees to cooperate in good faith and use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, desirable or advisable (a) to facilitate the successful consummation of, and make effective as promptly as is practicable, the transactions contemplated by the Support Agreement, the Offer and this Lock-Up Agreement, and (b) for the discharge by such Seller of its obligations under this Lock-Up Agreement, including its obligations under Applicable Laws, including in each case the execution and delivery of such documents as another party hereto may reasonably require.

7.6                      The representations and warranties set forth in this Lock-Up Agreement shall survive the acquisition by Offeror of the Subject Shares and, notwithstanding such acquisition, shall continue in full force and effect for the benefit of the party to whom such representations and warranties are given.

7.7                      Each Seller consents to the disclosure of the substance of this Lock-Up Agreement in any press release or any circular relating to the Offer and to the filing of this Lock-Up Agreement as may be required pursuant to applicable Laws.

7.8                      This Lock-Up Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, assigns, heirs, executors and personal representatives.  This Lock-Up Agreement shall not be assignable by any party except in accordance with Section 7.9.

7.9                      This Lock-Up Agreement and the rights hereunder are not transferable or assignable by a Seller or Offeror without the prior written consent of the other (which consent may be withheld at the discretion of the other) except that Offeror may assign all or any part of its rights and obligations under this Lock-Up Agreement to a corporation whose shares are directly or indirectly wholly owned by China Minmetals Non-Ferrous Metals Co. Ltd. and/or Jiangxi Copper Company Limited or collaterally assign this Lock-Up Agreement as security to its financing sources.

7.10                      Time shall be of the essence of this Lock-Up Agreement.

7.11                      If any term, provision, covenant or restriction of this Lock-Up Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Lock-Up Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party's anticipated benefits under this Lock-Up Agreement.

7.12                      Each Seller acknowledges that it:

(a)	has been advised by Offeror to seek independent legal advice;

(b)	has sought such independent legal advice or deliberately decided not to do so;

(c)	understands its rights and obligations under this Lock-Up Agreement; and

(d)	is executing this Lock-Up Agreement voluntarily.

7.13                      Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by facsimile transmission as follows:

(a)	in the case of a Seller, to the address set forth opposite such Seller's Acceptance; and

(b)	in the case of Offeror:

China Minmetals Non-Ferrous Metals Co. Ltd.
Room A216, 5 Sanlihe Road

Haidian District, Beijing
China  100044

Facsimile:  + 8610-6849-5215
Attention:  Dr. George Fang

and

Jiangxi Copper Company Limited
15 Yejin Avenue
Guixi, Jiangxi
China  335424

Facsimile:  + 8670-1377-7656
Attention:  Mr. Zha Kebing

with a copy (which shall not itself constitute notice) to:

Davies Ward Phillips & Vineberg LLP
1 First Canadian Place, 44th Floor
Toronto, Ontario M5X 1B1

Facsimile:  416.863.0871
Attention:  Ian R. McBride

(c)	at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section,

and if so given shall be deemed to have been given on the date on which it was actually received at the address provided herein (if received on a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given at the time of actual receipt of the complete facsimile transmission at the fax number provided herein (if actually received prior to 4:30 p.m. (local time at the point of receipt) on a business day, if not the next succeeding business day).

7.14                      This Lock-Up Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

7.15                      This Lock-Up Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Lock-Up Agreement shall be heard and determined exclusively in the courts of the Province of British Columbia.

7.16                      Unless otherwise indicated, all dollar amounts referred to in this Lock-Up Agreement are expressed in Canadian dollars.

7.17                      Each Seller recognizes and acknowledges that this Lock-Up Agreement is an integral part of Offeror making the Offer, and that Offeror would not contemplate proceeding with making the Offer unless this Lock-Up Agreement was entered into by each Seller, and that a breach by a Seller of any covenants or other commitments contained in this Lock-Up Agreement will cause Offeror to sustain injury for which it would not have an adequate remedy at law for money damages.  Therefore, each Seller agrees that, in the event of any such breach, Offeror shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity, and such Seller further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

__________

If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to the undersigned the enclosed duplicate original of this Lock-Up Agreement by facsimile or otherwise.

CHINA MINMETALS NON-FERROUS METALS CO. LTD.
by	/s/ Huang Guoping
Name: Mr. Huang Guoping
Title: Vice President

JIANGXI COPPER COMPANY LIMITED
by	/s/ Zha Kebing
Name: Mr. Zha Kebing
Title: Deputy Chief Engineer & Senior Engineer

SELLER'S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2007.

Address for notice:	/s/ Marshall Koval
Name: Marshall Koval

Registered Holder	Number of Shares	Number of Options	Number of Bonus Shares
Marshall Koval	73,000	270,000	50,000

SELLER'S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2007.

Address for notice:	/s/ Sandra Lim
Name: Sandra Lim

Registered Holder	Number of Shares	Number of Options	Number of Bonus Shares
Sandra Lim	10,000	70,000	Nil
Sandra Lim & Brian Davies	1,000	Nil	Nil

SELLER'S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2007.

Address for notice:	/s/ John Wright
Name: John Wright

Registered Holder	Number of Shares	Number of Options	Number of Bonus Shares
Jane Wright	10,000	Nil	Nil
John Wright	108,000	120,000	Nil

SELLER'S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2007.

Address for notice:	/s/ Anthony Floyd
Name: Anthony Floyd

Registered Holder	Number of Shares	Number of Options	Number of Bonus Shares
Anthony Floyd	65,000	260,000	Nil

SELLER'S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2007.

Address for notice:	/s/ Keith Ross Cory
Name: Keith Ross Cory

Registered Holder	Number of Shares	Number of Options	Number of Bonus Shares
Ross Cory	Nil	140,000	Nil

SELLER'S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2007.

Address for notice:	/s/ Donald Shumka
Name: Donald Shumka

Registered Holder	Number of Shares	Number of Options	Number of Bonus Shares
Donald Shumka	Nil	140,000	Nil

SELLER'S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2007.

Address for notice:	/s/ Peter L. Hathaway
Name: Peter L. Hathaway

Registered Holder	Number of Shares	Number of Options	Number of Bonus Shares
Peter L. Hathaway	5,500	168,000	Nil

SELLER'S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2007.

Address for notice:	/s/ David Strang
Name: David Strang

Registered Holder	Number of Shares	Number of Options	Number of Bonus Shares
David Strang	85,500	220,000	Nil

        -  -

SELLER'S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2007.

Address for notice:	/s/ Robert Pirooz
Name: Robert Pirooz

Registered Holder	Number of Shares	Number of Options	Number of Bonus Shares
Robert Pirooz	208,450	270,000	Nil
Elizabeth Pirooz	3,000	Nil	Nil
Alden Gosbee	1,500	Nil	Nil